200 - 1 Concorde Gate North York, ON M3C 4G4 T: 416.391.2900 F: 416.391.2748 Web site: www.mintzca.com

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Points International Ltd. of our audit report dated March 7, 2007 relating to the consolidated financial statements as at and for the years ended December 31, 2006 and 2005.

/s/ Mintz & Partners LLP CHARTERED ACCOUNTANTS

Toronto, Ontario
March 28, 2007

This office is an independently owned and operated member of the Collins Barrow National Cooperative Incorporated. The Collins Barrow trademarks are used under license.	A member of Moores Rowland International, an association of independent accounting firms throughout the world